FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 000-22161

Zindart Limited

(Translation of registrant's name into English)

Flat C&D, 25/F., Block 1, Tai Ping Industrial Centre,

57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

TABLE OF CONTENTS

Press Release Issued November 20, 2002 *

Signatures *

Press Release Issued November 20, 2002

ZINDART RETURNS TO PROFITABILITY IN Q2;

Strong Gross Margins in all Divisions Contribute to Positive 6 Month Result

HONG KONG - Nov. 20, 2002 -- Zindart Limited (NASDAQ: ZNDT) today reported revenues of $36.6 million and net profit of $0.9 million, or $0.10 cents per share (diluted), for Zindart's second quarter of fiscal 2003, which ended Sept. 30, 2002, compared to revenues of $37.7 million and net profit of $0.2 million, or $0.02 cents per share (diluted), for the same period in fiscal 2002.

Revenues for the six months ended Sept. 30, 2002 were $62.2 million, with net profit of $0.1 million, or $0.01 cents per share (diluted), compared to revenues of $66.0 million and a net loss of $2.4 million, or $0.27 cent per share (diluted), for the same period in fiscal 2002.

Profit before taxes for the six months ended Sept. 30, 2002 was $706,000. This represents a $3.5 million improvement over the net loss before taxes of $2.8 million for the same period in fiscal 2002.

Company Recovery On Track, Says Chairman

"The favorable improvement in net profit of $2.5 million for the first six months of fiscal 2003 against the same period in 2002 is a fundamental indicator that our planned recovery is underway," Peter Gardiner, Chairman, Zindart, said.

All divisions were profitable before and after tax, both for the quarter and the first half of fiscal 2003. This improvement was a direct function of management action across the entire company and resulted in a $1.7 million reduction in SG&A expenses against the equivalent period of a year ago. Customer and product mix have been improved, resulting in an increase of 2.5 percent in year to date gross margin against last year, according to Gardiner.

Both the Hua Yang and Zindart Manufacturing business units added contracts from the makers of Cranium, creators of one of the world's most popular board games. Zindart Manufacturing also won new contracts in promotional premiums and diversified into bathroom plumbing and fixtures, as well as gaining new customers in its traditional toy markets. Hua Yang expanded its position in the luxury goods packaging market and in publishing. Corgi Classics has continued to grow its revenues in the specialty collector channel as well as expanding into the general consumer market with a range of new products specifically designed for the mass channel.

Gardiner said new customers and new products in each unit have offset the inherently cyclical nature of Zindart's traditional business.

Management is now developing new lending facilities to add to its short-term trade debt in anticipation of continuing growth in revenues, Gardiner said. In line with the company's stated company policy, long term debt incurred for the acquisition of Corgi has now been reduced from $30 million to $5 million. This, together with new operations and finance controls imposed by management, has favorably impacted the balance sheet as well as reducing the interest burden.

Reporting Procedures Streamlined

As part of its ongoing cost reduction program, Zindart Limited has begun reporting in accordance with the criteria set for foreign private issuers, Gardiner noted. This change in reporting method will serve to significantly decrease Zindart's legal, accounting and other administrative expenses and reduce the amount of management time required, allowing the management to more intensely focus on further extending the Company's brands into the United States and Europe and on harvesting shareholder value. As a result, Zindart will begin filing its annual reports on Form 20-F and material press releases and other materials on Form 6-K, in lieu of Forms 10-K, 10-Q and 8-K.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom. The company's current strategy calls for increased penetration of United States markets by broadening its customer base, targeting new customers, expanding the direct sales force and strengthening its brand-related efforts.

# # #

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Zindart Limited and Subsidiaries
Consolidated Statements of Operations
(in thousands of United States dollars, except for share amounts in thousands of numbers)

	Three Months Ended September 30,		Six Months Ended September 30,
	-------------------------------		-------------------------------
	2002	2001	2002	2001
	-----------	-----------	-----------	-----------

Net sales	$36,614	$37,692	$62,150	$65,957
Cost of goods sold	(25,881)	(26,868)	(43,501)	(47,805)
	-----------	-----------	-----------	-----------
Gross profit	10,733	10,824	18,649	18,152
Selling, general and administrative expenses	(8,480)	(9,441)	(16,806)	(18,549)
Amortization of goodwill	0	(493)	0	(987)
Other expense, net	(567)	(702)	(1,137)	(1,376)
	-----------	-----------	-----------	-----------
Profit (Loss) before income taxes	1,686	188	706	(2,760)
Income tax (expense) benefit	(782)	60	(533)	559
	-----------	-----------	-----------	-----------
Profit (Loss) before minority interests	904	248	173	(2,201)
Minority interests	(49)	(43)	(64)	(156)
	-----------	-----------	-----------	-----------
Net profit (loss)	$855	$205	$109	$(2,357)
	=======	=======	=======	=======

Basic earnings (loss) per share	$0.10	$0.02	$0.01	$(0.27)
Weighted average no. of shares outstanding - Basic	8,834	8,834	8,834	8,834

Diluted earnings (loss) per share	$0.10	$0.02	$0.01	$(0.27)
Weighted average no. of shares outstanding - Diluted	8,840	8,991	8,911	9,017
Zindart Limited and Subsidiaries
Consolidated Balance Sheets
(in thousands of United States dollars)

	As of September 30, 2002	As of March 31, 2002
	-------------	-------------

ASSETS

Current assets	$53,918	$45,677

Other assets	79,696	79,962
	-------------	-------------
Total assets	$133,614	$125,639
	========	=======

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

Current liabilities	$59,701	$54,777

Long-term liabilities	2,257	801
	-------------	-------------
Total liabilities	61,958	55,578
	-------------	-------------
Minority interests	1,415	1,351
	-------------	-------------
Common stock	39,205	39,205

Retained earnings	31,739	31,630

Accumulated other comprehensive loss	(703)	(2,125)
	-------------	-------------
Total shareholders' equity	70,241	68,710
	-------------	-------------
Total liabilities, minority interests and shareholders' equity	$133,614	$125,639
	========	=======

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: November 25, 2002	By:	/s/ Ken Fowler

Ken Fowler
Chief Financial Officer
(Principal Financial Officer)